UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Annual Period Ended December 31, 2021

GROUNDFLOOR YIELD, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11411

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree St. NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

PROMISSORY NOTES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor YIELD, LLC.

form 1-k

Fiscal Year Ending 2021

March 25, 2022

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated April 29, 2021 and qualified May 14, 2021. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

See section titled “Management Discussion and Analysis” below.

Directors and officers

We incorporate by reference the section titled “Management” filed on Form 1-A dated April 29, 2021 and qualified May 14, 2021. Please see this filing on EDGAR.

Security ownership of management and certain securityholders

We incorporate by reference the section titled “Principal Shareholders,” filed on Form 1-A dated April 29, 2021 and qualified May 14, 2021. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Related Party Transactions,” filed on Form 1-A dated April 29, 2021 and qualified May 14, 2021. Please see this filing on EDGAR.

Other information

We do not have other information to disclose under Item 6 of Form 1-K.

Summary Financial Information

The following information updates and replaces the information in the sections titled “Financial Statements” beginning on page F-1 of the Offering Circular, and “Management’s Discussion and Analysis” beginning on page 23 of the Offering Circular.

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2021 and December 31, 2020 are derived from, and are qualified by reference to, the consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto.

GROUNDFLOOR YIELD, LLC

Financial Statements

December 31, 2021 and 2020

Groundfloor Yield, LLC

Table of Contents

December 31, 2021 and 2020

Report of Independent Auditor

To the Board of Directors

Groundfloor Yield, LLC

Atlanta, Georgia

Opinion

We have audited the accompanying financial statements of Groundfloor Yield, LLC (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, member’s (deficit) equity, and cash flows for the year then ended and for the period from April 10, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for the year then ended and for the period from April 10, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and cash outflows from operations since its inception which result in substantial doubt about the ability of the Company to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Atlanta, Georgia

March 22, 2022

GROUNDFLOOR YIELD, LLC

Balance Sheets

	December 31,
	2021	2020
Assets
Current assets:
Short-term intercompany receivable	$20,985,833	$
Total current assets	$20,985,833		$-
Liabilities and Member’s Deficit
Current liabilities:
Short-term notes payable	(20,985,833)		-
Total current liabilities	(20,985,833)		-
Member’s equity (deficit):
Member’s capital	100		100
Member’s deficit	(100)		(100)
Member’s equity (deficit)	-		-
Total liabilities and member’s equity (deficit)	$-		$-

See accompanying notes to financial statements

GROUNDFLOOR YIELD, LLC

Statements of Operations

	Year Ended December 31,
	2021	2020
Net interest income:
Interest income	$142,550	$-
Interest expense	(142,550)	-
Net interest income	-	-
Revenue	-	-
Gross Profit	-	-
Operating expense:
General and administrative	-	100
Total operating expense	-	100
Loss from operations	-	(100)
Net (loss) income	$-	$(100)

See accompanying notes to financial statements

GROUNDFLOOR YIELD, LLC

Statements of Member’s Equity (Deficit)

			Total Member’s
	Member’s	Member’s	Equity
	Capital	Deficit	(Deficit)
Balance as of April 10, 2020 (Inception)	$-	$-	$-
Member contributions	100	-	100
Net (loss) income	-	(100)	(100)
Member’s equity (deficit) as of December 31, 2020	100	(100)	$-
Net (loss) income	-	-	-
Member’s equity (deficit) as of December 31, 2021	$100	$(100)	$-

See accompanying notes to financial statements

GROUNDFLOOR YIELD, LLC

Statements of Cash Flows

	Year Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$-	$(100)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Short-term intercompany receivable	(20,985,833)	-
Short-term notes payable	20,985,833	-
Net cash flows from operating activities	-	(100)
Cash flows from investing activities
Payments to Groundfloor Holdings	(287,469,931)	-
Proceeds from Groundfloor Holdings	266,484,098	-
Net cash flow from investing activities	(20,985,833)	-
Cash flows from financing activities
Proceeds from Stairs Notes	287,469,931
Repayments of Stairs Notes	(266,484,098)
Member’s contribution	-	100
Net cash flows from financing activities	20,985,833	100
Net increase (decrease) in cash	-	-
Cash as of beginning of the period	-	-
Cash as of end of the period	$-	$-

See accompanying notes to financial statements

GROUNDFLOOR YIELD, LLC

Notes to Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements include Groundfloor Yield, LLC (the “Company”), a Georgia limited liability company formed on April 10, 2020. The Company is a wholly-owned subsidiary of Groundfloor Finance, Inc. (“Groundfloor”), a Georgia Corporation.

Description of Business

Groundfloor Yield, LLC was created for the purpose and primary business function of issuing short-term secured promissory notes to accredited and non-accredited investors, referred to as “Stairs Notes”.

Stairs Notes are offered to investors on a smartphone application (the “Mobile App”), which is owned and operated by the Company. Funds from the sale of these notes are transferred to Groundfloor Holdings GA, LLC., also wholly-owned subsidiary of Groundfloor Finance, Inc., for use in originating and servicing loans owned by the Groundfloor Holdings GA, LLC., or other Parent subsidiaries. Investors in Stairs Notes do not directly invest in loans held by the Company; rather, Stairs Notes are general obligations of the Company and the proceeds thereof will be used primarily to fund, expand, and replenish the portfolio of loans owned by Parent and its subsidiaries. The use of the funds generated by the Stairs Notes offering can be adjusted at the discretion of the business as business needs change.

These notes will be secured by a first-priority security interest in the assets of the Company, which consists principally of the intercompany receivables owed to the Company from Groundfloor Holdings GA, LLC.

Basis of Accounting and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved,management will need to secure additional capital to continue growing working capital and fund product development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from investors. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company.

The financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROUNDFLOOR YIELD, LLC

Notes to Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company has no cash or cash equivalents as of December 31, 2021. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Stairs Notes

The Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors during the year ended December 31, 2021. The Stairs Notes are issued and secured by the assets of the Company. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof can be used at the discretion of the business as business needs change. The notes generated by the Stairs application remain on the balance sheet of the Company for the life of the note, i.e., five days, and accrue interest at a rate of 4% during this time. Once the note’s five-day term is over, both principal and accrued interest earned on the investment are automatically reinvested into another note. This cycle continues until the investor chooses to remove their funds from the application. If an investor elects to remove their funds during a five-day term, the interest earned on that particular note is forfeit.

During the year ended December 31, 2021, there were a total of 369 notes entered into, each with a stated interest rate of 4% and term of 5 days. The principal sum of $20,985,800 remained outstanding as of December 31, 2021 and is presented in “Short-term notes payable” on the Company’s Balance Sheets. Interest paid to Stairs investors totaled $142,500 for the year ended December 31, 2021 and is presented within “Net Interest Income” on the Company’s Income Statement.

Intercompany Receivable

Cash received from investors through the issuance of Stairs Notes is transferred to Groundfloor Holdings GA, LLC., therefore creating an intercompany receivable equal to the amount of cash invested in the Stairs Note. Groundfloor Holdings GA, LLC. is obligated to repay the Company the amount equal to principal at the conclusion of the note’s five-day term. Groundfloor Holdings GA, LLC. is not obligated to repay interest earned on Stairs Notes as this is a responsibility of Groundfloor Finance Inc. who will repay the Company the amount equal to accrued interest at the conclusion of the five-day period. Upon repayment of intercompany receivables and interest, the Company will reinvest the combined funds into the next available Stairs Note or remit payment of the Stairs Note and the related earned interest to the investor, should the investor request to withdraw funds.

Member’s Deficit

Groundfloor (“Member”) is the sole member of the Company. Groundfloor contributed cash of $100 to the Company but has no further obligations to make any further capital contributions to the Company.

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Member. The initial manager of the Company is Groundfloor. Liability to the Company by the manager is limited to those items provided for in the Georgia Limited Liability Company Act.

Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying financial statements.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Related Party Transactions

The Company intends to finance its operations through funds received from Groundfloor. During the period from April 10, 2020 (Inception) through December 31, 2020, Groundfloor paid $100 to register the Company with the State of Georgia, which was recorded as general and administrative expenses in the Company’s statement of operations.

NOTE 2:	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 22, 2022, the date the financial statements were available to be issued, and determined that, there were no events which have occurred, that would require adjustment to or disclosure in these financial statements.

GROUNDFLOOR YIELD

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Financial Information

The Statements of Operations data set forth below with respect to the fiscal years ended December 31, 2021 and December 31, 2020 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and notes thereto.

GROUNDFLOOR YIELD

MANAGEMENT’S DISCUSSION AND ANALYSIS

GROUNDFLOOR YIELD

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal Year Ended December 31, 2021 and 2020

Summary Financial Information

The statements of operations data for Groundfloor Yield, LLC. (“Company”) set forth below with respect to the fiscal year ended December 31, 2021 and December 31, 2020 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and notes thereto, as well as the audited consolidated financial statements and notes thereto for Groundfloor Finance, Inc. (“Parent”), our parent and sole member and manager.

	Year Ended December 31,
	2021	2020
Net interest income:
Interest income	$142,550	$-
Interest expense	(142,550)	-
Net interest income	-	-
Revenue	-	-
Gross Profit	-	-
Operating expense:
General and administrative	-	100
Total operating expense	-	100
Loss from operations	-	(100)
Net loss	$-	$(100)

In our audited financial statements for the years ended December 31, 2021, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Yield, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the years ended December 31, 2021 and 2020 was $0 and $0, respectively. The Company issued 369 and 0 Stairs Notes during the years ended December 31, 2021 and 2020, respectively. Interest income is earned on intercompany receivables between the Company and Parent, which is equal to the interest expense incurred on Stairs Notes issued to third-party investors.

General and Administrative Expense

General and administrative expense for the years ended December 31, 2021 and 2020 were $0 and $100, respectively, a decrease of $100. General and administrative expenses consist of fees incurred by Parent on behalf of the Company during the formation and registration of the business as a legal entity.

Net Income

Net income for the years ended December 31, 2021 and 2020 was $0 and $100, respectively.

GROUNDFLOOR YIELD

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

The audited financial statements included in this Offering Circular have been prepared assuming that Groundfloor Yield LLC will continue as a going concern. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor Yield LLC be unable to continue as a going concern.

The Company has retained earnings as of December 31, 2021 and 2020, of $0. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund its current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the year ended December 31, 2021	For the year Ended December 31, 2020
Operating activities	$-	$(100)
Investing activities	(20,985,833)	-
Financing activities	20,985,833	100
Net (decrease) in cash	$-	$-

Net cash used in operating activities for the years ended December 31, 2021 and 2020 was $0 and $100, respectively. Net cash used in operating activities includes costs incurred during the formation of the business as a legal entity.

Net cash provided by (used in) investing activities for the years ended December 31, 2021 and 2020, was $(20.9) million and $0, respectively. Net cash provided by investing activities primarily represents disbursements made to Parent offset by proceeds received from repayments by Parent.

Net cash provided by (used in) financing activities for the years ended December 31, 2021 and 2020, was $20.9 million and $0 million, respectively. Net cash used in financing activities primarily represents proceeds from the issuance of Stairs Notes to investors offset by repayments of Stairs Notes investors

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Groundfloor Yield LLC Articles of Organization		DOS/A	367-00241	Exhibit 2.1	August 21, 2020
2.2	Groundfloor Yield LLC Limited Liability Company Operating Agreement		DOS/A	367-00241	Exhibit 2.2	August 21, 2020
3.1	Form of Promissory Note		1-A/A	024-11411	Exhibit 3.1	April 29, 2021
4.1	Form of Promissory Note Purchase Agreement		1-A/A	024-11411	Exhibit 4.1	April 29, 2021
11.1	Form of Consent of Cherry Bekaert LLP	X
12.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC		1-A/A	024-11411	Exhibit 12.1	April 29, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 25, 2022.

GROUNDFLOOR YIELD LLC

By: Groundfloor Finance, Inc., its sole member

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Brian Dally	President, Chief Executive Officer of Groundfloor Finance Inc.	March 25, 2022
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance Inc.	March 25, 2022
Nick Bhargava	Principal Financial Officer and Principal Accounting Officer)

*
Lucas Timberlake	Director	March 25, 2022

*
Bruce Boehm	Director	March 25, 2022

*
Michael Olander Jr.	Director	March 25, 2022

*
Richard Tuley Jr.	Director	March 25, 2022

* By:	/s/ Nick Bhargava
Attorney-in-fact